MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2015

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three and six months ended June 30, 2015 and 2014 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014 and the related MD&A. We use certain non-IFRS financial measures in this MD&A. For a description of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of U S dollars unless otherwise indicated. This MD&A is dated as of August 4, 2015 and all information contained is current as of August 4, 2015 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2015, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Table of Contents

Operating Highlights	Page 3
History and Strategy	Page 4
Consolidated Operations	Page 5
Guanaceví Operations	Page 7
Bolañitos Operations	Page 9
El Cubo Operations	Page 44
Exploration Results	Page 13

Consolidated Financial Results	Page 13
Non IFRS Measures	Page 15
Quarterly Results and Trends	Page 22
2015 Outlook	Page 26
Liquidity and Capital Resources	Page 28
Changes in Accounting Policies	Page 33
Controls and Procedures	Page 35

2

Three Months Ended June 30			Q2 2015 Highlights	Six Months Ended June 30
2015	2014	% Change		2015	2014	% Change
			Production
1,805,569	1,669,609	8%	Silver ounces produced	3,625,619	3,568,608	2%
13,430	15,131	(11%)	Gold ounces produced	29,238	33,650	(13%)
1,761,926	1,620,189	9%	Payable silver ounces produced	3,531,850	3,464,354	2%
13,122	14,607	(10%)	Payable gold ounces produced	28,551	32,403	(12%)
2,745,669	2,728,779	1%	Silver equivalent ounces produced(1)	5,672,279	5,924,108	(4%)
8.60	9.87	(13%)	Cash costs per silver ounce(2)(3)	7.88	7.21	9%
13.88	19.19	(28%)	Total production costs per ounce(2)(4)	13.43	15.93	(16%)
16.86	20.48	(18%)	All-in sustaining costs per ounce(2)(5)	15.09	16.05	(6%)
371,745	339,276	10%	Processed tonnes	752,537	685,801	10%
82.80	103.58	(20%)	Direct production costs per tonne(2)(6)	82.73	98.19	(16%)
11.05	13.24	(17%)	Silver co-product cash costs(7)	10.85	11.74	(8%)
806	862	(6%)	Gold co-product cash costs(7)	784	756	4%
			Financial
47.7	54.8	(13%)	Revenue ($ millions)	98.8	107.8	(8%)
1,912,595	1,774,302	8%	Silver ounces sold	3,774,570	3,311,967	14%
13,797	14,612	(6%)	Gold ounces sold	29,596	31,057	(5%)
16.34	20.10	(19%)	Realized silver price per ounce	16.72	20.28	(18%)
1,191	1,308	(9%)	Realized gold price per ounce	1,207	1,307	(8%)
(1.0)	(0.3)	237%	Net earnings (loss) ($ millions)	0.4	3.7	(90%)
(1.0)	(0.3)	237%	Adjusted net earnings(8) ($ millions)	0.4	5.2	(93%)
6.8	4.4	57%	Mine operating earnings ($ millions)	15.9	15.7	2%
16.4	19.6	(17%)	Mine operating cash flow (9) ($ millions)	36.0	45.1	(20%)
11.0	11.9	(8%)	Operating cash flow before working capital changes(10)	24.8	30.2	(18%)
10.9	13.4	(19%)	Earnings before ITDA (11)	27.2	32.7	(17%)
26.7	46.7	(43%)	Working capital ($ millions)	26.7	46.7	(43%)
			Shareholders
(0.01)	(0.00)	N/A	Earnings per share–basic	0.00	0.04	(100%)
(0.01)	(0.00)	N/A	Adjusted earnings per share–basic(8)	0.00	0.05	(93%)
0.11	0.12	(8%)	Operating cash flow before working capital changes per share (10)	0.24	0.30	(19%)
101,976,901	101,336,743	1%	Weighted average shares outstanding	101,976,901	100,985,709	1%

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21

(8)

Adjusted earnings are calculated by adding back the mark-to-market impact of derivative equities held as a liability on the Company’s balance sheet and impairment charges net of tax. See Reconciliation to IFRS on page 15.

(9)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 16.

(10)	See Reconciliation to IFRS on page 16 for the reconciliation of operating cash flow before working capital changes and page 16 for the operating cash flow before working capital changes per share.
(11)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 17.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively under-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and was quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolañitos is now an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo had similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, Endeavour initiated a two year operational turn-around program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability. Endeavour also completed a capital reconstruction program of the plant and surface infrastructure, and invested in accelerated mine exploration and development to unfold the full potential of El Cubo.

The Company has historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

4

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months and Six Months Ended June 30, 2015 and 2014

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2015	2014	%Change		2015	2014	%Change
371,745	339,276	10%	Ore tonnes processed	752,537	685,801	10%
180	178	1%	Average silver grade (gpt)	177	188	(6%)
84.0	86.1	(2%)	Silver recovery (%)	84.5	86.0	(2%)
1,805,569	1,669,609	8%	Total silver ounces produced	3,625,619	3,568,608	2%
1,761,926	1,620,189	9%	Payable silver ounces produced	3,531,850	3,464,354	2%
1.32	1.59	(17%)	Average gold grade (gpt)	1.42	1.75	(19%)
85.4	87.4	(2%)	Gold recovery (%)	84.9	87.0	(2%)
13,430	15,131	(11%)	Total gold ounces produced	29,238	33,650	(13%)
13,122	14,607	(10%)	Payable gold ounces produced	28,551	32,403	(12%)
2,745,669	2,728,779	1%	Silver equivalent ounces produced (1)	5,672,279	5,924,108	(4%)
8.60	9.87	(13%)	Cash costs per silver ounce (2)(3)	7.88	7.21	9%
13.88	19.19	(28%)	Total production costs per ounce (2)(4)	13.43	15.93	(16%)
16.86	20.48	(18%)	All in sustaining cost per ounce (2)(5)	15.09	16.05	(6%)
82.80	103.58	(20%)	Direct production costs per tonne (2)(6)	82.73	98.19	(16%)
11.05	13.24	(17%)	Silver co-product cash costs (7)	10.85	11.74	(8%)
805.70	861.56	(6%)	Gold co-product cash costs (7)	783.51	756.46	4%

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

5

Consolidated Production

Three months ended June 30, 2015 (compared to the three months ended June 30, 2014)
Consolidated silver production during Q2, 2015 was 1,805,569 ounces, an increase of 8% compared to 1,669,609 oz in Q2, 2014, and gold production was 13,430 oz, a decrease of 11% compared to 15,131 oz in Q2, 2014. Plant throughput was 371,745 tonnes at average grades of 180 grams per tonne (gpt) silver and 1.32 gpt gold compared to 339,276 tonnes grading 178 gpt silver and 1.59 gpt gold in Q2, 2014. Silver production increased due to higher throughput while gold production decreased due to lower grades. The increased throughput at El Cubo, which has lower grades than the other operations, is the primary driver of these variations from 2014.

Six months ended June 30, 2015 (compared to the six months ended June 30, 2014)
Consolidated silver production during 2015 was 3,625,619 oz, an increase of 2% compared to 3,568,608 oz in the first half of 2014, and gold production was 29,238 oz, a decrease of 13% compared to 33,650 oz in 2014. Plant throughput was 752,537 tonnes at average grades of 177 gpt silver and 1.42 gpt gold compared to 685,801 tonnes grading 188 gpt silver and 1.75 gpt gold in 2014. Silver production increased due to the higher throughput partly offset by lower silver grades, while gold production decreased due to lower grades. The increased throughput of the El Cubo operation, which has lower grades than the other operations, is the primary driver of these variations from 2014.

Consolidated Operating Costs

Three months ended June 30, 2015 (compared to the three months ended June 30, 2014)
The falling Mexican peso and continued focus on cost reductions resulted in lower consolidated costs per tonne, which fell 20% to $82.80 in Q2, 2015. Lower costs per tonne resulted in lower cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 13% to $8.60 per oz of payable silver compared to $9.87 per oz in Q2, 2014. Similarly the lower costs per tonne and lower exploration and development expenditures resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 18% to $16.86 per oz compared to Q2, 2014.

Six months ended June 30, 2015 (compared to the six months ended June 30, 2014)
The falling Mexican peso and continued focus on cost reductions resulted in lower consolidated costs per tonne, which fell 16% to $82.737 for the first half of 2015. Lower gold grades resulted in rising cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which increased 9% to $7.88 per oz of payable silver compared to $7.21 per oz 2014. Similarly the lower production costs, and lower exploration and development expenditures resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 6% to $15.09 per oz compared to 2014.

6

Guanaceví Operations

Production Results for the Three Months and Six Months Ended June 30, 2015 and 2014

Three Months Ended June 30			GUANACEVÍ	Six Months Ended June 30
2015	2014	% Change		2015	2014	% Change
108,817	108,822	(0%)	Ore tonnes processed	214,923	215,635	(0%)
325	272	19%	Average silver grade (g/t)	312	311	0%
84.3	83.6	1%	Silver recovery (%)	84.0	83.7	0%
958,581	795,824	20%	Total silver ounces produced	1,811,687	1,801,605	1%
948,996	787,866	20%	Payable silver ounces produced	1,793,571	1,783,589	1%
0.64	0.55	16%	Average gold grade (g/t)	0.64	0.66	(3%)
86.9	86.1	1%	Gold recovery (%)	86.4	86.3	0%
1,946	1,656	18%	Total gold ounces produced	3,823	3,929	(3%)
1,927	1,640	18%	Payable gold ounces produced	3,785	3,890	(3%)
1,094,801	911,744	20%	Silver equivalent ounces produced (1)	2,079,297	2,076,635	0%
8.14	12.51	(35%)	Cash costs per silver ounce (2)(3)	8.19	10.16	(19%)
10.31	13.95	(26%)	Total production costs per ounce (2)(4)	10.71	12.15	(12%)
13.40	19.18	(30%)	All in sustaining cost per ounce (2)(5)	12.35	15.12	(18%)
92.48	109.83	(16%)	Direct production costs per tonne (2)(6)	89.93	106.89	(16%)
9.14	13.23	(31%)	Silver co-product cash costs (7)	9.26	11.22	(17%)
667	861	(23%)	Gold co-product cash costs (7)	668	723	(8%)

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

Guanaceví has produced more than 24 million ounces of silver and 56,000 ounces of gold since Endeavour acquired it in 2004. Although the historic mine was closed and the plant was struggling to process 100 tpd of old tailings in 2004, Guanaceví is now producing 1,200 tpd of high-grade ore. The Company has discovered five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, one of which is now mined out. The Guanaceví operation currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, and administration and housing facilities. Guanaceví provides steady employment for 540 people and engages 100 contractors.

7

Guanaceví Production Results

Three months ended June 30, 2015 (compared to the three months ended June 30, 2014)
Silver production at the Guanaceví mine during Q2, 2015 was 958,581 oz, an increase of 20% compared to 795,824 oz in Q2, 2014, and gold production was 1,946 oz, an increase of 18% compared to 1,656 oz in Q2, 2014. Plant throughput was 108,817 tonnes at average grades of 325 gpt silver and 0.64 gpt gold compared to 108,822 tonnes grading 272 gpt silver and 0.55 gpt gold in Q2, 2014. The higher ore grades were due to variations within the different ore-bodies resulting in higher silver and gold production compared to Q2, 2014. The ore grades exceeded plan grades for Q2, 2015 due to the aforementioned variations and the processing of stockpiled higher grade ore.

Six months ended June 30, 2015 (compared to the six months ended June 30, 2014)
Silver production at the Guanaceví mine during the first half of 2015 was 1,811,687 oz, an increase of 1% compared to 1,801,605 oz for the first half of 2014, and gold production was 3,823 oz, a decrease of 3% compared to 3,929 oz in 2014. Plant throughput was 214,923 tonnes at average grades of 312 gpt silver and 0.64 gpt gold compared to 215,635 tonnes grading 311 gpt silver and 0.66 gpt gold in 2014.

Guanaceví Operating Costs

Three months ended June 30, 2015 (compared to the three months ended June 30, 2014)
Per-tonne costs fell 16% to $92.48 in Q2, 2015 compared to Q2, 2014 due to the falling peso and the Company’s focus on reducing costs. The lower costs per tonne resulted in lower cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 35% to $8.14 per oz of payable silver compared to $12.51 per oz in Q2, 2014. All-in-sustaining costs (also a non-IFRS measure) fell 30% to $13.40 per oz compared to Q2, 2014 due to lower mine development and exploration expenditures. Exploration and mine development is a function of the maturity of the individual mines at the Guanaceví operation and can fluctuate quarter to quarter, declining in the mature mines but increasing when new mines are developed.

Six months ended June 30, 2015 (compared to the six months ended June 30, 2014)
Per-tonne costs fell 16% to $89.93 in 2015 compared to 2014 due to the falling peso and the Company’s focus on reducing costs. The lower costs per tonne were offset by lower grades resulted in lower cash costs per ounce, net of byproduct credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 19% to $8.19 per oz of payable silver compared to $10.16 per oz in 2014. All-in-sustaining costs (also a non-IFRS measure) fell 18% to $12.35 per oz compared to 2014 due to lower mine development and exploration expenditures. Exploration and mine development is a function of the maturity of the individual mines at the Guanaceví operation and can fluctuate quarter to quarter, declining in the mature mines but increasing when new mines are developed.

8

Bolañitos Operations

Production Results for the Three Months and Six Months Ended June 30, 2015 and 2014

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2015	2014	% Change		2015	2014	% Change
106,148	142,370	(25%)	Ore tonnes processed	242,224	284,782	(15%)
131	152	(14%)	Average silver grade (g/t)	136	148	(8%)
84.2	83.1	1%	Silver recovery (%)	84.7	85	(0%)
376,305	623,898	(40%)	Total silver ounces produced	897,422	1,196,749	(25%)
361,311	593,692	(39%)	Payable silver ounces produced	859,704	1,137,721	(24%)
1.72	2.47	(30%)	Average gold grade (g/t)	2.05	2.60	(21%)
84.9	82.5	3%	Gold recovery (%)	84.0	83.9	0%
4,982	9,980	(50%)	Total gold ounces produced	13,403	20,620	(35%)
4,857	9,588	(49%)	Payable gold ounces produced	13,072	19,758	(34%)
725,045	1,322,498	(45%)	Silver equivalent ounces produced(1)	1,835,632	2,640,149	(30%)
4.82	1.20	302%	Cashcosts persilverounce (2)(3)	2.12	(0.43)	594%
11.16	16.57	(33%)	Total production costs per ounce (2)(4)	8.06	13.14	(39%)
13.80	9.52	45%	All in sustaining cost per ounce (2)(5)	9.13	6.84	33%
70.89	93.04	(24%)	Direct production costs per tonne(2)(6)	72.64	89.16	(19%)
10.18	10.40	(2%)	Silver co-product cash costs(7)	9.43	10.05	(6%)
742	677	10%	Gold co-product cash costs(7)	681	648	5%

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

The Bolañitos mine encompasses three operating silver-gold mines and a floatation plant and is located 10 kilometres from the city of Guanajuato in the state of Guanajuato. Following Endeavour’s acquisition in 2007, cash costs of production were as high as $32 per oz and the operation was struggling to produce 300,000 ounces of silver per year. Following the execution of management’s business strategy, cash costs of production became negative due to economies of scale and the rising gold credits as production grew. Bolañitos’ processing plant was expanded in phases from 500 tpd in 2007 to 1,600 tpd in 2012. In 2013 additional mine output was processed at the El Cubo facilities allowing production to exceed plant capacity, whereas in 2014, production reverted to the 1,600 tpd Bolañitos plant capacity. Since acquisition, the Bolañitos operation has produced over 10 million ounces of silver and over 100,000 ounces of gold. Production in 2015 is expected to decline to 1000 tpd in Q3, 2015

9

Bolañitos Production Results

Three months ended June 30, 2015 (compared to the three months ended June 30, 2014)
Silver production at the Bolañitos mine was 376,305 oz during Q2, 2015, a decrease of 40% compared to 623,898 oz in Q2, 2014, and gold production was 4,982 oz, a decrease of 50% compared to 9,980 oz in Q2, 2014. Plant throughput in Q2, 2015 was 106,148 tonnes at average grades of 131 gpt silver and 1.72 gpt gold, compared to 142,370 tonnes grading 152 gpt silver and 2.47 gpt gold in Q2, 2014. Metal production was down due to lower throughput and lower grades. Bolañitos production was scheduled decline to 1000 tpd in 2015 as the operation focuses on developing the LL-Asunción ore body. Bolañitos operated at its existing capacity of 1,600 tpd in the first quarter, but is gradually reducing to 1,000.

Six months ended June 30, 2015 (compared to the six months ended June 30, 2014)
Silver production at the Bolañitos mine was 897,422 oz during 2015, a decrease of 25% compared to 1,196,749 oz in the first half of 2014, and gold production was 13,403 oz, a decrease of 35% compared to 20,620 oz in 2014. Plant throughput in the first half of 2015 was 242,224 tonnes at average grades of 136 gpt silver and 2.05 gpt gold, compared to 284,782 tonnes grading 148 gpt silver and 2.60 gpt gold in the first half of 2014. Metal production was down due to lower throughput and lower grades as per the current mine plan. Bolañitos operated at its existing capacity of 1,600 tpd in the first quarter, but is gradually reducing to 1,000 tpd.

Bolañitos Operating Costs

Three months ended June 30, 2015 (compared to the three months ended June 30, 2014)
In Q2, 2015, per tonne costs fell due to the falling Mexican peso, reduced contractor activity and management’s focus on reducing costs. The lower costs per tonne were offset by lower grade material, increasing cash costs per oz, net of byproduct credits (which is a non-IFRS measure and a standard of the Silver Institute), to $4.82 per oz of payable silver compared to $1.20 per oz in the same period in 2014. Similarly all-in sustaining costs (also a non-IFRS measure) rose 45% to $13.80 and were offset by decreased mine development and exploration expenditures in Q2, 2015 compared to Q2, 2014.

Six months ended June 30, 2015 (compared to the six months ended June 30, 2014)
In the first half of 2015, per tonne costs fell due to the falling Mexican peso, reduced contractor activity and management’s focus on reducing costs. The lower costs per tonne were offset by lower grade material, increasing cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $2.12 per oz of payable silver compared to negative $0.43 per oz in the same period in 2014. Similarly all-in sustaining costs (also a non-IFRS measure) rose 33% to $9.13 per oz due to lower throughput and grades.

10

El Cubo Operations

Production Results for the Three Months and Six Months Ended June 30, 2015 and 2014

Three Months Ended June 30			EL CUBO	Six Months Ended June 30
2015	2014	% Change		2015	2014	% Change
156,780	88,084	78%	Ore tonnes processed	295,390	185,384	59%
112	103	9%	Average silver grade (g/t)	113	107	6%
83.4	85.7	(3%)	Silver recovery (%)	85.4	89.4	(4%)
470,683	249,887	88%	Total silver ounces produced	916,510	570,254	61%
451,619	238,631	89%	Payable silver ounces produced	878,575	543,044	62%
1.51	1.44	5%	Average gold grade (g/t)	1.48	1.73	(14%)
85.4	85.7	(0%)	Goldr ecovery (%)	85.5	88.3	(3%)
6,502	3,495	86%	Total gold ounces produced	12,012	9,101	32%
6,338	3,379	88%	Payable gold ounces produced	11,694	8,755	34%
925,823	494,537	87%	Silver equivalent ounces produced (1)	1,757,350	1,207,324	46%
12.59	22.71	(45%)	Cash costs per silver ounce (2)(3)	12.91	13.50	(4%)
23.55	43.00	(45%)	Total production costs per ounce (2)(4)	24.21	34.20	(29%)
26.56	52.07	(49%)	All in sustaining cost per ounce (2)(5)	26.50	38.37	(31%)
84.14	112.88	(25%)	Directproductioncosts pertonne (2)(6)	85.77	101.96	(16%)
13.96	20.83	(33%)	Silver co-product cash costs (7)	14.20	16.34	(13%)
1,018	1,356	(25%)	Gold co-product cash costs (7)	1,025	1,053	(3%)

(1)	Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 15.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page20.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 21.

Endeavour’s third mine, El Cubo, was acquired in July 2012. El Cubo was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. However, unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, by already having throughput of 1,100 tpd output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, the producing El Cubo silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, and included many mine adits, ramps, and shafts, as well as a 400 tpd leach plant. It also held a lease (until July 2013) on the adjacent Las Torres mine and 1,800 tpd flotation plant owned by Fresnillo PLC. Subsequent to the acquisition in Q3, 2012, Endeavour launched a $67-million, 18-month capital investment program at El Cubo to explore and develop the mine and to rebuild and expand the plant, tailings facility, water supply, electrical supply, surface buildings, and surface infrastructure. The plant and surface infrastructure program was completed in Q2 2013 on time and within budget. Production was scheduled to expand 2,200 tpd by the end of Q2, 2015.

11

El Cubo Production Results

Endeavour's 2014 mine plan focused on increasing throughput at El Cubo to 1,500 tpd by year end and increasing production grades by opening up new higher grade areas and reducing ore dilution. The Company reorganized the mine operations team, improved supervision and operating efficiencies, improved safety policies, programs and training and created a mine rescue team for a safer environment. The Company also acquired new mining equipment, accelerated mine development and commenced underground drilling. In Q2, 2015, the Company increased mine output from 1,550 tpd to 2,200 tpd. The additional of mine production at El Cubo is processed at Endeavour’s Bolañitos plant, located 18 kilometres away, which has available capacity and comparable circuits to El Cubo. In Q2, 2015 9,106 tonnes were processed by the Bolañitos plant.

Three months ended June 30, 2015 (compared to the three months ended June 30, 2014)
Silver production at the El Cubo mine was 470,683 ounces in Q2, 2015, an increase of 88% compared to 249,887 oz in Q2, 2014 and gold production was 6,502 oz in Q2, 2015, an increase of 86% compared to 3,495 oz in Q2, 2014. Plant throughput in Q2, 2015 was 156,780 tonnes at average grades of 112 gpt silver and 1.51 gpt gold, compared to 88,084 tonnes grading 103 gpt silver and 1.44 gpt gold in Q2, 2014. In Q2, 2015, the Company increased mine output and acheived 2,200 tpd by the end of June, averaging 1,715 tpd throughput for the quarter. Silver and gold production increased due to higher plant throughput and ore grades.

Six months ended June 30, 2015 (compared to the six months ended June 30, 2014)
Silver production at the El Cubo mine was 916,510 ounces in the first half of 2015, an increase of 61% compared to 570,254 oz in the first half of 2014 and gold production was 12,012 oz in 2015, an increase of 32% compared to 9,101 oz in 2014. Plant throughput in the first half of 2015 was 295,390 tonnes at average grades of 113 gpt silver and 1.48 gpt gold compared to 185,384 tonnes grading 107 gpt silver and 1.73 gpt gold in the first half of 2014. Silver and gold production increased due to higher plant throughput and silver grade, partly offset by lower metal recoveries and gold grade.

El Cubo Operating Costs

Three months ended June 30, 2015 (compared to the three months ended June 30, 2014)
Economies of scale achieved in the last nine months and the falling peso has driven the cost per tonne down 25% compared to the same period in 2014. In Q2, 2015, cash costs net of by-product credits, (a non-IFRS measure and a standard of the Silver Institute), decreased to $12.59 per oz of payable silver compared to $22.71 per oz in the same period in 2014. All-in sustaining costs decreased by 49% to $26.56 per oz compared to Q2, 2014 due to lower operating costs on a per-ounce basis. During Q2, 2015, El Cubo spent $3.6 million on three kilometres of mine development and improved ventilation systems as the V-Asunción discovery continues to be developed.

Six months ended June 30, 2015 (compared to the six months ended June 30, 2014)
In the first half of 2015, economies of scale achieved in the last nine months and the falling peso has driven the cost per tonne down 25%. Accordingly, cash costs net of by-product credits, (a non-IFRS measure and a standard of the Silver Institute), decreased to $12.91 per oz of payable silver compared to $13.50 per oz in the same period in 2014. Lower grades offset the benefits of the lower costs per tonne on a per ounce basis. All-in sustaining costs decreased by 31% to $26.50 per oz compared to 2014 due to lower development and exploration expenditures. During 2015, El Cubo spent $9.9 million on six kilometres of mine development and improved ventilation systems as the V-Asunción discovery continues to be developed.

12

Exploration Results

In 2015, Endeavour planned to spend $6.9 million on exploration, including $0.9 million required for property payments. A total of 26,000 metres of drilling in approximately 150 holes are budgeted to test multiple exploration targets in addition to the underground mine exploration drilling.

The Company mobilized drills at the beginning of the second quarter to focus on brownfields exploration around the three operating mines in order to replenish resources as well as infill drilling needed for engineering the high grade silver-gold discovery at the Terronera project (formerly known as San Sebastián) in Jalisco State.

Through the end of Q2, 2015, Endeavour had drilled 20,000 metrers in 87 core holes, including 4,415 metres in 24 holes at Guanacevi, 5,828 metres in 26 holes at Bolanitos, 5,219 metres in 19 holes at El Cubo and 3,545 metres in 18 holes at Terronera. Exploration expenditures for the year-to-date total $3.6 million. Assays are pending for many drill holes and are expected to be released in Q3, 2015.

In May, the Company released a Preliminary Economic Assessment (PEA) in accordance with Canadian Securities Administrators NI 43-101 requirements for the Terronera Project. The study is based on an NI 43-101 compliant resource estimate dated October 16th, 2014, however a higher cut-off grade was used due to lower metal prices. The PEA is intended to be a snapshot of the mine project along the path to the pre-feasibility study.

The PEA results in an after-tax base case net present value of $48.6 million using a 5% discount rate, which achieves a 20% rate of return and a pay-back period of 3.7 years. The PEA estimated operating revenue of $542 million from estimated sales of 20.4 million ounces of silver and 138,500 oz of gold at $18 per oz silver and $1,260 per oz gold. The PEA estimated mine-site cash operating costs of $3.93 per oz silver net of gold credits (silver:gold ratio 70:1) based on $83 per tonne total operating costs or total operating cost of $287 million. Additional total sustaining capital costs of $75 million, including dry stack tailings and life of mine capital, exploration and G&A expenditures estimated mine-site all-in sustaining costs (AISC) of $7.60 per oz silver net of gold credits for the life of the project.

Consolidated Financial Results

Three months ended June 30, 2015 (compared to the three months ended June 30, 2014)

For the three-month period ended June 30, 2015, the Company’s mine operating earnings were $6.8 million (Q2, 2014: $4.4 million) on sales of $47.7 million (Q2, 2014: $54.8 million) with cost of sales of $40.9 million (Q2, 2014: $50.4 million).

Operating earnings were $1.8 million (Q2, 2014: operating loss of $2.0 million) after exploration costs of $2.5 million (Q2, 2014: $2.8 million) and general and administrative costs of $2.5 million (Q2, 2014: $3.6 million).

Earnings before taxes in Q2, 2015 were $1.0 million (Q2, 2014: loss before taxes of $1.7 million) after finance costs of $0.4 million (Q2, 2014: $0.3 million), a foreign exchange loss of $0.7 million (Q2, 2014: foreign exchange gain of $0.5 million) and investment and other income of $0.3 million (Q2, 2014: $0.1 million).

Sales of $47.7 million in Q2, 2015 represented a 13% decrease over the $54.8 million for the same period in 2014. There was an 8% increase in silver ounces sold and a 19% decrease in the realized silver price resulting in a 13% decrease in silver sales, and there was a 6% decrease in gold ounces sold and a 9% decrease in realized gold prices resulting in a 14% decrease in gold sales. During the period, the Company sold 1,912,595 oz silver and 13,797 oz gold, for realized prices of $16.34 and $1,191 per oz respectively, compared to sales of 1,774,302 oz silver and 14,612 oz gold, for realized prices of $20.10 and $1,308 per oz respectively, in the same period of 2014. The realized prices of silver and gold during the period were within 2% of the average silver and gold spot prices during the period of $16.39 per ounce and $1,192 per ounce, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

13

The Company decreased its finished goods silver inventory to 264,053 oz and its finished goods gold inventory to 1,325 oz at June 30, 2015 compared to 414,955 oz silver and 2,006 oz gold at March 31, 2015. The cost allocated to these finished goods was $4.3 million, compared to $5.9 million at March 31, 2015. As of June 30, 2015, the finished goods inventory fair market value was $5.7 million compared to the fair value of $9.3 million at March 31, 2015.

Cost of sales for Q2, 2015 was $40.9 million, a decrease of 19% over the cost of sales of $50.4 million for the same period of 2014. The 19% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2014 that reduced the carrying value of the El Cubo operation.

Exploration expenses decreased in Q2, 2015 to $2.5 million from $2.8 million in the same period of 2014 based on the timing of the exploration activities and the prioritizing of brownfields exploration to increase mine lives at all three operations. General and administrative expenses decreased to $2.5 million for the period compared to $3.6 million in the same period of 2014 primarily due to decreased corporate development costs and to the increased strength of the US dollar against the Canadian dollar as a significant portion of the general and administrative expenses are in Canadian dollars.

The Company experienced a foreign exchange loss of $0.7 million during the period compared to a gain of $0.5 million for the same period of 2014. The $0.7 million loss was primarily due to the strengthening of the US dollar against the Canadian dollar and Mexican peso during the period, which resulted in lower valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

There was an income tax expense of $2.0 million during the period compared to an income tax recovery of $1.4 million for the same period of 2014. The $2.0 million tax expense is comprised of $1.0 million in current income tax expense (Q2, 2014: $3.2 million) and $1.0 million in deferred income tax expense (Q2, 2014: $4.6 million deferred income tax recovery). The increase in the income tax expense was primarily due to the impact of the depreciating Mexican peso on the Company’s deferred income tax liability. The Company recognized a $1.0 million deferred income tax expense as a result of the falling Mexican peso, where as in 2014 a deferred income tax recovery was recognized.

Six months ended June 30, 2015 (compared to the six months ended June 30, 2014)

For the six-month period ended June 30, 2015, the Company’s mine operating earnings were $15.9 million (Q2, 2014: $15.7 million) on sales of $98.8 million (Q2, 2014: $107.8 million) with cost of sales of $82.9 million (Q2, 2014: $92.1 million).

Operating earnings were $7.9 million (Q2, 2014: $4.7 million) after exploration costs of $3.6 million (Q2, 2014: $5.0 million) and general and administrative costs of $4.4 million (Q2, 2014: $6.0 million).

Earnings before taxes in Q2, 2015 were $6.6 million (Q2, 2014: $3.0 million) after finance costs of $0.7 million (Q2, 2014: $0.7 million), a foreign exchange loss of $1.3 million (Q2, 2014: foreign exchange gain of $0.2 million) and investment and other income of $0.7 million (Q2, 2014: $0.3 million). In Q2 2014 the company also recognized a mark-to-market loss on derivative liabilities of $1.4 million and a mark-to-market loss on contingent liabilities of $27 thousand, which do not have comparatives in the current year as the Company no longer has any derivative or significant contingent liabilities

Sales of $98.8 million in the first half of 2015 represented a 8% decrease over the $107.8 million for the same period in 2014. There was a 14% increase in silver ounces sold and a 18% decrease in the realized silver price resulting in a 6% decrease in silver sales, and there was a 5% decrease in gold ounces sold and a 7% decrease in realized gold prices resulting in a 12% decrease in gold sales. During the period, the Company sold 3,774,570 oz silver and 29,596 oz gold, for realized prices of $16.72 and $1,207 per oz respectively, compared to sales of 3,311,967 oz silver and 31,057 oz gold, for realized prices of $20.28 and $1,303 per oz respectively, in the same period of 2014. The realized prices of silver and gold during the period were within 2% of the average silver and gold spot prices during the period of $16.55 per ounce and $1,207 per ounce, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

14

The Company decreased its finished goods silver inventory 264,053 oz and its finished goods gold inventory to 1,325 oz at June 30, 2015 compared to 507,081 oz silver and 2,378 oz gold at December 31, 2014. The cost allocated to these finished goods was $4.3 million, compared to $7.0 million at December 31, 2014. As of June 30, 2015, the finished goods inventory fair market value was $5.7 million compared to the fair value of $11.0 million at December 31, 2014.

Cost of sales for the first half of 2015 was $82.9 million, a decrease of 10% over the cost of sales of $92.1 million for the same period of 2014. The 10% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2014 that reduced the carrying value of the El Cubo operation.

Exploration expenses decreased in 2015 to $3.6 million from $5.0 million in the same period of 2014 based on the timing of the exploration activities and the prioritization of focusing on brownfields exploration to increase mine lives at all three operations. General and administrative expenses decreased to $4.4 million for the period compared to $6.0 million in the same period of 2014 primarily due to decreased corporate development costs and to increased strength of the US dollar against the Canadian dollar as a significant portion of the general and administrative expenses are in Canadian dollars.

The Company experienced a foreign exchange loss of $1.3 million during the period compared to a gain of $0.2 million for the same period of 2014. The $1.3 million loss was primarily due to the strengthening of the US dollar against the Canadian dollar and Mexican peso during the period, which resulted in lower valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

There was an income tax expense of $6.2 million during the period compared to an income tax recovery of $0.7 million for the same period of 2014. The $6.2 million tax expense is comprised of $4.1 million in current income tax expense (Q2, 2014: $6.2 million) and $2.1 million in deferred income tax expense (Q2, 2014: $6.9 million deferred income tax recovery). The increase in the income tax expense was primarily due to the impact of the depreciating Mexican peso on the Company’s deferred income tax liability. The Company recognized a $2.1 million deferred income tax expense as a result of the falling Mexican peso, where as in 2014 a deferred income tax recovery was recognized.

Non-IFRS Measures
Adjusted earnings and adjusted earnings per share (“EPS”) are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore, may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that had an exercise price denominated in a currency (Canadian dollar) different from the functional currency of the Company (US dollar). Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged.

The Company incurred impairments on non-current assets that have a significant one time effect on reported earnings. Adjusted earnings and adjusted EPS are measures used by management to assess the performance of the operations prior to the impact of the mark-to-market changes and impairment amounts to appropriately compare to past performance and are provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Net earnings (loss) for the period	($974)	($289)	$383	$3,748
Mark-to-market loss/(gain) on derivative liabilities	-	-	-	1,434
Adjusted net earnings (loss)	($974)	($289)	$383	$5,182
Basic weighted average share outstanding	101,976,901	101,336,743	101,976,901	100,985,709
Adjusted net earnings (loss) per share	($0.01)	($0.00)	$0.00	$0.05

15

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Mine operating earnings (loss)	$6,836	$4,354	$15,901	$15,659
Share-based compensation	167	219	240	287
Amortization and depletion	9,382	14,709	19,836	28,782
Write down (recovery) of inventory to net realizable value	-	365	-	365
Mine operating cash flow before taxes	$16,385	$19,647	$35,977	$45,093

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Cash from operating activities	$19,064	$13,410	$23,349	$30,517
Net changes in non-cash working capital	8,078	1,497	(1,441)	319
Operating cash flow before working capital adjustments	$10,986	$11,913	$24,790	$30,198

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Operating cash flow before working capital adjustments	$10,986	$11,913	$24,790	$30,198
Weighted average shares outstanding	101,976,901	101,336,743	101,976,901	100,985,709
Operating cash flow before WC changes per share	$0.11	$0.12	$0.24	$0.30

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

16

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA differently.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Net earnings (loss) for the period	($974)	($289)	$383	$3,748
Amortization anddepletion–costofsales	9,382	14,709	19,836	28,782
Amortization anddepletion–exploration	20	32	45	67
Amortization anddepletion–general &admin	55	44	94	82
Finance costs	354	256	667	702
Current income tax expense	954	3,250	4,130	6,192
Deferred income tax expense (recovery)	1,075	(4,644)	2,078	(6,918)
Earnings before interest, taxes, depletion and amortization	$10,866	$13,358	$27,233	$32,655

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

17

Expressed in thousands US dollars	Three Months Ended June 30, 2015				Three Months Ended June 30, 2014
	Guanacevi	Bolañitos	El Cubo	Total	Guanacevi	Bolañitos	ElCubo	Total
Direct production costs	$11,143	$7,773	$12,175	$31,091	$12,389	$12,286	$10,174	$34,849
Royalties	124	60	59	243	140	103	35	278
Special mining duty (1)	585	113	0	698	490	82	(57)	515
Opening finished goods	(3,295)	(555)	(720)	(4,570)	(2,784)	-	(1,492)	(4,276)
NRV cost adjustment	-	-	-	-	-	-	-	-
Closing finished goods	1,506	134	1,677	3,317	1,717	775	1,283	3,775
Direct production costs	10,063	7,525	13,191	30,779	11,952	13,246	9,943	35,141
By-product gold sales	(3,140)	(6,300)	(7,010)	(16,450)	(2,283)	(11,630)	(5,202)	(19,115)
Opening gold inventory fair market value	1,273	606	501	2,380	544	-	1,438	1,982
Closing gold inventory fair market value	(467)	(90)	(994)	(1,551)	(358)	(905)	(760)	(2,023)
Cash costs net of by-product	7,729	1,741	5,688	15,158	9,855	711	5,419	15,985
Amortization and depletion	2,516	2,374	4,593	9,483	1,169	8,442	5,098	14,709
Stock-based compensation	55	56	55	166	73	73	73	219
Opening finished goods depletion	(868)	(187)	(238)	(1,293)	(265)	-	(1,024)	(1,289)
NRV cost adjustment	-	-	-	-	-	-	-	-
Closing finished goods depletion	356	50	536	942	156	610	695	1,461
Total production costs	$9,788	$4,034	$10,634	$24,456	$10,988	$9,836	$10,261	$31,085

Throughput tonnes	108,817	106,148	156,780	371,745	108,822	142,370	88,084	339,276
Payable silver ounces	948,996	361,311	451,619	1,761,926	787,866	593,692	238,631	1,620,189

Cas hcosts per ounce	$8.14	$4.82	$12.59	$8.60	$12.51	$1.20	$22.71	$9.87
Total production costs per oz	$10.31	$11.16	$23.55	$13.88	$13.95	$16.57	$43.00	$19.19
Direct production costs per tonne	$92.48	$70.89	$84.14	$82.80	$109.83	$93.04	$112.88	$103.58

18

Expressed in thousands US dollars	Six Months Ended June 30, 2015				Six Months Ended June 30, 2014
	Guanacevi	Bolañitos	El Cubo	Total	Guanacevi	Bolañitos	El Cubo	Total
Direct production costs	$20,651	$17,135	$24,574	$62,360	$20,863	$23,630	$17,576	$62,069
Royalties	226	139	126	491	286	223	103	612
Special mining duty (1)	979	628	-	1,607	834	762	-	1,596
Opening finished goods	(4,033)	(441)	(1,042)	(5,516)	(650)	-	(60)	(710)
NRV cost adjustment	-	-	-	-	-	-	-	-
Closing finished goods	1,506	134	1,677	3,317	1,717	775	1,283	3,775
Direct production costs	19,329	17,595	25,335	62,259	23,050	25,390	18,902	67,342
By-product gold sales	(5,442)	(16,405)	(13,866)	(35,713)	(4,663)	(24,974)	(10,957)	(40,594)
Opening gold inventory fair market value	1,262	726	865	2,853	94	-	144	238
Closing gold inventory fair market value	(467)	(90)	(994)	(1,551)	(358)	(905)	(760)	(2,023)
Cash costs net of by-product	14,682	1,826	11,340	27,848	18,123	(489)	7,329	24,963
Amortization and depletion	4,729	5,092	10,016	19,837	3,509	14,729	10,544	28,782
Stock-based compensation	80	80	80	240	96	96	95	287
Opening finished goods depletion	(635)	(115)	(698)	(1,448)	(220)	-	(92)	(312)
NRV cost adjustment	-	-	-	-	-	-	-	-
Closing finished goods depletion	356	50	536	942	156	610	695	1,461
Total production costs	$19,212	$6,933	$21,274	$47,419	$21,664	$14,946	$18,571	$55,181

Throughput tonnes	214,923	242,224	295,390	752,537	215,635	284,782	185,384	685,801
Payable silver ounces	1,793,571	859,704	878,575	3,531,850	1,783,589	1,137,721	543,044	3,464,354

Cash costs per ounce	$8.19	$2.12	$12.91	$7.88	$10.16	($0.43)	$13.50	$7.21
Total production costs per oz	$10.71	$8.06	$24.21	$13.43	$12.15	$13.14	$34.20	$15.93
Direct production costs per tonne	$89.93	$72.64	$85.77	$82.73	$106.89	$89.16	$101.96	$98.19

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS. The Company incurred $1.6 million expense related to deferred revenues for tax purposes from prior year’s production which was excluded from 2014 production costs.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

19

Expressed in thousands US dollars	Three Months Ended June 30, 2015				Three Months Ended June 30, 2014
	Guanacevi	Bolañitos	El Cubo	Total	Guanacevi	Bolañitos	El Cubo	Total
Cash costs net of by-product	$7,728	$1,742	$5,689	$15,159	$9,855	$711	$5,419	$15,985
Operations stock based compensation	55	56	56	167	73	73	73	219
Corporate general and administrative	897	355	428	1,680	1,426	910	434	2,770
Corporate stock based compensation	437	190	211	839	558	420	169	1,147
Reclamation-amortization/accretion	5	3	19	27	4	1	5	10
Mine site expensed exploration	416	529	699	1,644	406	809	1,176	2,391
Capital expenditures sustaining	3,183	2,111	4,894	10,188	2,788	2,727	5,149	10,664
All In SustainingCosts	$12,721	$4,986	$11,997	$29,704	$15,110	$5,651	$12,425	$33,186
Growth exploration				815				415
Growth capital expenditures				51				26
All In Costs				$30,570				$33,627

Through put tonnes	108,817	106,148	156,780	371,745	108,822	142,370	88,084	339,276
Payable silver ounces	948,996	361,311	451,619	1,761,926	787,866	593,692	238,631	1,620,189

Sustaining cost per ounce	$13.40	$13.80	$26.56	$16.86	$19.18	$9.52	$52.07	$20.48
All In costs per ounce				$17.35				$20.75

Expressed in thousands US dollars	Six Months Ended June 30, 2015				Six Months Ended June 30, 2014
	Guanacevi	Bolañitos	El Cubo	Total	Guanacevi	Bolañitos	El Cubo	Total
Cash costs net of by-product	$14,682	$1,826	$11,340	$27,848	$18,123	($489)	$7,329	$24,963
Operations stock based compensation	80	80	80	240	96	96	95	287
Corporate general and administrative	1,575	755	771	3,101	2,493	1,590	759	4,842
Corporate stock based compensation	613	294	300	1,208	779	497	237	1,513
Reclamation-amortization/accretion	10	6	37	53	8	2	10	20
Mine site expensed exploration	586	770	894	2,250	485	1,517	2,124	4,126
Capital expenditures sustaining	4,603	4,118	9,861	18,582	4,987	4,569	10,281	19,837
All In Sustaining Costs	$22,149	$7,849	$23,284	$53,282	$26,971	$7,782	$20,835	$55,588
Growth exploration				1,258				848
Growth capital expenditures				243				168
All In Costs				$54,783				$56,604

Throughput tonnes	214,923	242,224	295,390	752,537	215,635	284,782	185,384	685,801
Payable silver ounces	1,793,571	859,704	878,575	3,531,850	1,783,589	1,137,721	543,044	3,464,354

Sustaining cost per ounce	$12.35	$9.13	$26.50	$15.09	$15.12	$6.84	$38.37	$16.05
All In costs per ounce				$15.51				$16.34

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

20

Expressed in thousands US dollars	Three Months Ended June 30, 2015				Three Months Ended June 30, 2014
	Guanacevi	Bolañitos	El Cubo	Total	Guanacevi	Bolañitos	El Cubo	Total
Direct production costs	$11,143	$7,773	$12,175	$31,091	$12,389	$12,286	$10,174	$34,849
Royalties	124	60	59	243	140	103	35	278
Special mining duty (1)	585	113	-	698	490	82	(57)	515
Opening finished goods	(3,295)	(555)	(720)	(4,570)	(2,784)	-	(1,492)	(4,276)
NRV cost adjustment	-	-	-	-	-	-	-	-
Closing finished goods	1,506	134	1,677	3,317	1,717	775	1,283	3,775
Direct production costs	10,063	7,525	13,191	30,779	11,952	13,246	9,943	35,141

Silver production	958,581	376,305	470,683	1,805,569	795,824	623,898	249,887	1,669,609
Average realized silver price	16.34	16.34	16.34	16.34	20.10	20.10	20.10	20.10
Silver value	15,663,214	6,148,824	7,690,960	29,502,997	15,996,062	12,540,350	5,022,729	33,559,141

Gold production	1,946	4,982	6,502	13,430	1,656	9,980	3,495	15,131
Average realized gold price	1,191	1,191	1,191	1,191	1,308	1,308	1,308	1,308
Gold value	2,317,686	5,933,562	7,743,882	15,995,130	2,166,048	13,053,840	4,571,460	19,791,348

Total metal value	17,980,900	12,082,386	15,434,842	45,498,127	18,162,110	25,594,190	9,594,189	53,350,489
Pro-rated silver costs	87%	51%	50%	65%	88%	49%	52%	63%
Pro-rated gold costs	13%	49%	50%	35%	12%	51%	48%	37%

Silver co-product cash costs	$9.14	$10.18	$13.96	$11.05	$13.23	$10.40	$20.83	$13.24
Goldco-product cash costs	$667	$742	$1,018	$806	$861	$677	$1,356	$862

Expressed in thousands US dollars	Six Months Ended June 30, 2015				Six Months Ended June 30, 2014
	Guanacevi	Bolañitos	El Cubo	Total	Guanacevi	Bolañitos	El Cubo	Total
Direct production costs	$20,651	$17,135	$24,574	$62,360	$20,863	$23,630	$17,576	$62,069
Royalties	226	139	126	491	286	223	103	612
Special mining duty (1)	979	628	-	1,607	834	762	-	1,596
Opening finished goods	(4,033)	(441)	(1,042)	(5,516)	(650)	-	(60)	(710)
NRV costa djustment	-	-	-	-	-	-	-	-
Closing finished goods	1,506	134	1,677	3,317	1,717	775	1,283	3,775
Direct production costs	19,329	17,595	25,335	62,259	23,050	25,390	18,902	67,342

Silverproduction	1,811,687	897,422	916,510	3,625,619	1,801,605	1,196,749	570,254	3,568,608
Average realized silver price	16.72	16.72	16.72	16.72	20.28	20.28	20.28	20.28
Silver value	30,291,407	15,004,896	15,324,047	60,620,350	36,536,549	24,270,070	11,564,751	72,371,370

Gold production	3,823	13,403	12,012	29,238	3,929	20,620	9,101	33,650
Average realized gold price	1,207	1,207	1,207	1,207	1,307	1,307	1,307	1,307
Gold value	4,614,361	16,177,421	14,498,484	35,290,266	5,135,203	26,950,340	11,895,007	43,980,550

Total metal value	34,905,768	31,182,317	29,822,531	95,910,616	41,671,752	51,220,410	23,459,758	116,351,920
Pro-rated silver costs	87%	48%	51%	63%	88%	47%	49%	62%
Pro-rated gold costs	13%	52%	49%	37%	12%	53%	51%	38%

Silver co-product cash costs	$9.26	$9.43	$14.20	$10.85	$11.22	$10.05	$16.34	$11.74
Gold co-product cash costs	$668	$681	$1,025	$784	$723	$648	$1,053	$756

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

21

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2015		2014				2013
Quarterly Results	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$47,719	$51,109	$48,677	$40,477	$54,774	$53,000	$67,857	$67,803
Direct cost	31,091	31,269	34,400	28,840	34,849	27,220	41,210	35,739
Royalties	243	248	359	175	278	334	235	287
Mine operating cash flow	16,385	19,592	13,918	11,462	19,647	25,446	26,412	31,777
Share -based compensation	167	73	110	140	219	68	107	131
Amortization and depletion	9,382	10,454	11,144	14,386	14,709	14,073	15,780	12,566
Write down on inventory	-	-	363	527	365	-	664	(2,668)
Mine operating earnings	$6,836	$9,065	$2,301	($3,591)	$4,354	$11,305	$9,861	$21,748

Net earnings (loss)	($974)	$1,357	($66,895)	($11,386)	($289)	$4,037	($115,758)	$12,297
Impairment charge,net of tax	-	-	55,858	-	-	-	104,283	-
(Gain) Loss on derivative liability	-	-	-	-	-	1,434	(591)	679
Adjusted earnings (loss)	($974)	$1,357	($11,037)	($11,386)	($289)	$5,471	($12,066)	$12,976

Basice arnings (loss) per share	($0.01)	$0.01	($0.67)	($0.11)	$0.00	$0.04	($1.16)	$0.12
Diluted earnings (loss)per share	($0.01)	$0.01	($0.67)	($0.11)	$0.00	$0.04	($1.17)	$0.12
Adjusted earnings (loss)per share	($0.01)	$0.01	($0.11)	($0.11)	$0.00	$0.05	($0.35)	$0.13
Weighted shares outstanding	101,976,801	101,976,801	101,881,133	101,527,951	101,336,743	100,494,157	99,720,704	99,741,010

Net earnings (loss)	($974)	$1,357	($66,895)	($11,386)	($289)	$4,037	($115,758)	$12,297
Amortization and depletion	9,457	10,518	11,257	14,471	14,785	14,146	15,874	12,648
Finance costs	354	313	321	359	256	446	422	313
Current income tax	954	3,176	14,865	(171)	3,250	2,942	5,042	2,729
Deferred income tax	1,075	1,003	(34,870)	(1,039)	(4,644)	(2,274)	(23,100)	1,341
Impairment charges	-	-	83,000	-	-	-	135,060	-
EBITDA	$10,866	$16,367	$7,678	$2,234	$13,358	$19,297	$17,540	$29,328

22

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2015		2014				2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	371,745	380,792	374,212	344,393	339,276	346,255	379,480	389,090
Guanaceví	108,817	106,106	102,375	105,241	108,822	106,813	121,008	107,480
Bolañitos	106,148	136,076	145,408	137,683	142,370	142,142	159,294	181,442
El Cubo	156,780	138,610	126,429	101,469	88,084	97,300	99,178	100,168
Silver ounces	1,805,569	1,820,050	2,009,172	1,634,294	1,669,609	1,898,999	1,931,717	1,855,846
Guanaceví	958,581	853,106	1,024,762	761,272	795,824	1,005,781	861,495	715,080
Bolañitos	376,305	521,117	611,271	588,159	623,898	572,851	698,098	794,734
El Cubo	470,683	445,827	373,139	284,863	249,887	320,367	372,124	346,032
Silver grade	180	174	191	175	178	198	181	171
Guanaceví	325	300	358	278	272	350	272	265
Bolañitos	131	139	148	149	152	144	152	147
El Cubo	112	113	106	102	103	110	118	112
Silver recovery	84.0	85.2	87.3	84.5	86.1	86.1	87.3	86.7
Guanaceví	84.3	83.4	87.0	81.0	83.6	83.7	81.5	78.0
Bolañitos	84.2	85.7	88.3	89.2	83.1	87.1	89.5	92.5
El Cubo	83.4	88.5	86.6	85.6	85.7	92.7	99.1	95.6
Gold ounces	13,430	15,808	15,127	14,118	15,131	18,519	17,686	22,947
Guanaceví	1,946	1,877	2,085	1,627	1,656	2,273	2,275	1,977
Bolañitos	4,982	8,421	7,900	8,588	9,980	10,640	10,142	15,869
El Cubo	6,502	5,510	5,142	3,903	3,495	5,606	5,269	5,101
Gold grade	1.32	1.53	1.49	1.48	1.59	1.92	1.78	1.89
Guanaceví	0.64	0.63	0.70	0.59	0.55	0.77	0.69	0.70
Bolañitos	1.72	2.30	2.03	2.20	2.47	2.72	2.61	2.75
El Cubo	1.51	1.46	1.51	1.42	1.44	2.01	1.77	1.62
Gold recovery	85.4	84.5	84.4	86.3	87.4	86.6	82.1	96.9
Guanaceví	86.9	87.3	90.1	82.1	86.1	86.0	85.2	82.1
Bolañitos	84.9	83.7	83.2	88.2	82.5	85.4	75.8	98.9
El Cubo	85.4	84.7	83.8	84.3	85.7	89.0	93.2	97.8
Cash costs per oz	$8.60	$7.17	$8.33	$10.70	$9.87	$4.87	$7.46	$5.14
Guanaceví	$8.14	$8.23	$7.28	$11.99	$12.51	$8.30	$13.09	$12.98
Bolañitos	$4.82	$0.17	$5.64	$2.93	$1.20	($2.21)	$0.60	($8.10)
El Cubo	$12.59	$13.24	$15.73	$23.10	$22.71	$6.27	$6.65	$18.61
Total cost per oz(1)	$13.88	$12.97	$14.36	$19.86	$19.19	$13.07	$14.59	$13.17
Guanaceví	$10.31	$11.16	$8.77	$13.22	$13.95	$10.72	$18.51	$18.76
Bolañitos	$11.16	$5.81	$12.74	$18.36	$16.57	$9.39	$4.35	($3.66)
El Cubo	$23.55	$24.92	$33.02	$41.38	$43.00	$27.30	$24.58	$39.54
Costs per tonne	$82.80	$82.67	$89.63	$99.02	$103.58	$92.93	$90.72	$104.06
Guanaceví	$92.48	$87.34	$96.91	$105.23	$109.83	$103.90	$114.55	$111.06
Bolañitos	$70.89	$74.00	$83.58	$87.98	$93.04	$85.27	$72.78	$84.57
El Cubo	$84.14	$87.61	$90.70	$107.56	$112.88	$92.08	$90.44	$131.83

(1) Total Production Cost per ounce

23

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During Q2, 2015, the average price of silver was $16.39 per ounce, with silver trading between a range of $15.70 and $17.70 per ounce based on the London Fix silver price. This compares to an average of $19.62 per ounce during Q2, 2014, with a low of $18.85 and a high of $21.12 per ounce. During Q2, 2015, the Company realized an average price of $16.34 per silver ounce compared with $20.10 for the corresponding period in 2014.

During Q2, 2015, the average price of gold was $1,192 per ounce, with gold trading between a range of $1,165 and $1,225 per ounce based on the London Fix PM gold price. This compares to an average of $1,288 per ounce during Q2, 2014, with a low of $1,242 and a high of $1,326 per ounce. During Q2, 2015, the Company realized an average price of $1,191 per ounce compared with $1,308 for the corresponding period in 2014.

The major influences on precious metals prices in the past eight quarters included weaker investment demand, selling from precious metal exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the US Federal Reserve’s quantitative easing program in 2014 and the anticipation raising borrowing rates in 2015.

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Currency Fluctuations
The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these foreign currencies strengthen.

During Q2, 2015 the Mexican peso continued to depreciated against the US dollar with volatility increasing in the most recent quarters. During Q2, 2015, the average foreign exchange rate was $15.31 Mexican pesos per US dollar, with the peso trading within a range of $14.82 and $15.71. This compares to an average of $12.92 during Q2, 2014, with a range of $12.84 and $13.13 Mexican pesos per U.S. dollar.

During Q2, 2015, the Canadian dollar began to stabilize relative to the US dollar compared to the performance over the past year. During Q2, 2015, the average foreign exchange rate was $1.230 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.196 and $1.270. This compares to an average of $1.091 during Q2, 2014, within a range of $1.066 and $1.105 Canadian dollar per U.S. dollar.

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Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.

2015 Outlook

Production
Endeavour estimates annual silver production of 6.3 -7.0 million oz in fiscal 2015 compared to the 7.2 million oz silver it produced in 2014. Gold production is expected to be in the 60,000-66,000 oz range and silver equivalent production is anticipated to be 10.4 -11.6 million oz (at a silver:gold ratio of 70:1). The anticipated decrease compared to 2014 is due to lower throughput at Bolañitos partially offset by increased El Cubo production.

Mine	Ag(Moz)	Au(Koz)	AgEq(Moz)	Tonnes/Day(tpd)
Guanacevi	3.1-3.3	6.0-7.0	3.5-3.8	1,200-1,300
Bolanitos	1.1-1.3	22.0-24.0	2.6-3.0	1,100-1,200
El Cubo	2.1-2.4	32.0-35.0	4.3-4.8	1,350-2,200
Total	6.3-7.0	60.0-66.0	10.4-11.6	3,650-4,700

Based on Endeavour’s silver and gold production in the first half of 2015, the Company is on track to meet the high end of its silver production guidance and the low end of its gold production guidance. The expansion of the El Cubo mine to 2200 tpd was completed successfully by the end of Q2, 2015, while during the same period, the ramp-down at Bolanitos to 1000 tpd got underway.

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At Guanaceví, production in the first half of 2015 was ahead of plan due to higher ore grades and mining primarily from the Santa Cruz ore body, in addition to output from the Porvenir Norte and Porvernir Cuatro orebodies. Underground development of the Milache and Santa Cruz Sur discoveries are awaiting permitting, while economic assessments are refined. Guanacevi is on track to beat guidance for 2015.

Bolañitos production contracted as planned to 1,200 tpd by the end of Q2, 2015. The operation is focused on developing in the LL-Asunción ore body to maintain 1,000 tpd through year-end in 2016. Bolañitos is on target to meet production guidance.

At El Cubo production continues to be sourced primarily from the Dolores, Villalpando, San Nicolas and Santa Cecilia veins. Mine output ramped up in Q2, 2015 from 1,550 tpd to 2,200 tpd. The additional 650 tpd of mine production at El Cubo is coming primarily from the V-Asunción mine area, which has thicker mineralized zones amenable to long hole mining, and the Santa Cecilia mine area, which has higher grade veins amenable to cut-and-fill mining. The additional tonnage isbeing processed at Endeavour’s Bolañitos plant, located 18 kilometres away in the same district, which has available capacity and comparable circuits to El Cubo. Management continues to focus on accelerated mine development and operational training needed to make improvements sustainable over the longer term. In Q2, slightly slower ramp up of the mine expansion and lower ore grades has result in the El Cubo operation falling behind production guidance for the year, however management anticipates guidance will be met by year end.

Operating Costs
Annual direct operating costs are estimated to be in the $87-$90 per tonne range with the annual consolidated cash costs of production, net of gold by-product credits, expected to be in the range of $9-10 per oz of silver in 2015. The increase from prior largely due to the rising contribution of the higher cost El Cubo mine and reduced gold production at the Bolañitos mine. Consolidated cash costs for silver and gold on a co-product basis are anticipated to be around $13-$14 per oz and $900-$975 per oz respectively.

The annual all-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $16.00 -$17.50 per oz of silver. When non-cash items such as stock based compensation are excluded, AISC, net of gold by-product credits, is estimated to be in the $15.50 -$17.00 per oz range.

Falling precious metal prices have required all of our mines to continue focusing on cost reductions and operational efficiencies. This focus and the depreciation of the Mexican Peso resulted in operations being ahead of cost guidance for the year. For the 6 months ended June 30, 2015, cash costs were $8.19 per oz and all in sustaining costs were $15.09 per oz compared to already revised guidance of $9-10 per oz and $16.00 -17.50 per oz respectively. Management expects the second half cost metrics to be similar to the first half, putting Endeavour on track to beat its revised cash cost and AIS cost guidance for 2015.

Capital Investments
Endeavour plans to invest $36.5 million on capital projects in 2015, including $30.0 million on mine development, infrastructure and exploration, $4.3 million on plant infrastructure, equipment and tailings and $2.2 million on miscellaneous items. The mine development capital is for accessing reserves for mining and replacing reserves by converting measured and indicated resources. Endeavour does not estimate reserves based on drill holes, only based on underground workings.

The Company has budgeted US$18.7 million at El Cubo, $4.9 million at Bolañitos, $12.5 million at Guanaceví and $0.4 million for corporate items, all of which will be covered by the Company’s anticipated 2015 cash flow and cash on hand.

Capital expenditure programs remain on time and budget as of June 30, 2015. With the falling metal prices management is currently re-assess all planned expenditures at this time. See Capital Requirements for an update on capital expenditures as of June 30, 2015.

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Exploration Expenditures
In 2015, Endeavour planned to spend $6.9 million on exploration, including $0.9 million required for property payments. A total of 26,000 metres of drilling in approximately 150 holes is planned to test multiple exploration targets at the three mines plus the Terronera project in addition to the underground mine exploration drilling.

The Company will continue to focus on brownfields exploration around the three operating mines in order to replenish resources as well as infill drilling needed for engineering the emerging new high grade silver-gold discovery at Terronera in Jalisco State. See Exploration Results for an update on exploration expenditures as of June 30, 2015.

Liquidity and Capital Resources

Cash and cash equivalents increased from $31.0 million at December 31, 2014 to $31.8 million at June 30, 2015, while the draw on the revolving credit facility decreased by $4.0 million to $25.0 million. The Company had working capital of $26.7 million at June 30, 2015 (December 31, 2014 - $21.2 million). The $5.5 million increase in working capital was primarily generated from operating activities.

Operating activities provided cash of $23.3 million during the first half 2015 compared to $30.5 million during the same period in 2014. The significant non-cash adjustments to the net income of $0.4 million were amortization and depletion of $20.0 million, share-based compensation of $1.6 million, a deferred income tax expense of $2.1 million, finance costs of $0.6 million and a change in non-cash working capital of $1.4 million. The change in non-cash working capital was primarily due to payment of income taxes and special mining duty during the period and a reduction of accounts payable offset by a decrease in trade receivables and inventories.

Investing activities during the period used $18.0 million compared to $20.0 million in the same period of 2014. The investments in 2015 primarily relate to significant mine development at each operation. In 2014, the Company invested similarly at each operation.

Capital spending totalled $18.0 million in property, plant and equipment during the first half of 2015. $4.2 million was invested at Guanaceví, with $3.1 million spent on 2.0 kilometres of mine development and $1.1 million spent on the tailings dam and mine equipment. At Bolañitos, the Company invested $3.4 million on underground development of 3.1 kilometres to access the LL-Ascunción ore body, $0.6 million on tailings expansion and $0.1 million on mine equipment. At El Cubo, the Company invested $9.7 million, with $8.1 million on development of 6.3 kilometres underground and improving the ventilation system. An additional $1.1 million was spent on various equipment as the mine prepares to increase output to 2,200 tpd. The Company spent $0.2 million on corporate equipment. The Company entered in two lease agreement for equipment totaling an additional $0.7 million in capital asset additions, $0.4 million at Guanaceví and $0.3 million at El Cubo.

As at June 30, 2015, the Company held $1.4 million in available for sale investments consisting of marketable securities (December 31, 2014 - $0.8 million).

Financing activities during the first half of 2015 reduced cash by $4.4 million, compared to reducing cash by $1.5 million during the first half of 2014. During 2015 the Company paid $4.0 million to reduce its credit facility and paid $0.4 million in interest, by comparison, during 2014, the Company paid $4.0 million to reduce its credit facility, incurred $0.6 million of interest, and realized $3.1 million from the exercise of stock options and warrants.

As at June 30, 2015 and December 31, 2014, the Company’s issued share capital was $367.9 million, representing 101,976,901 common shares.

As at June 30, 2015, the Company had options outstanding to purchase 6,402,050 common shares with a weighted average exercise price of CAN $3.80.

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On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) that was reduced to $50 million in July 2013 and will reduce to $25 million in July 2015. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities and any extraordinary items. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net a debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, an interest service coverage ratio and tangible net worth calculation. On July 24, 2013, as part of the facility agreement, the capacity of the Facility was reduced to $50 million. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016, with a requirement to reduce the credit limit from $50 million to $25 million by July 24, 2015. At June 30, 2015, the Company had drawn $25.0 million on this Facility.

Facility Financial Covenants	Facility Financial Requirements	2015	2014
Leverage ratio	<3.00:1	0.65	0.64
Interest service coverage ratio	>4.00:1	36	40
Tangible net worth (000's)	>168,155	199,008	197,031

During the period, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) on December 31, 2014, plus 50% of subsequent quarterly earnings. The Company was in compliance with all financial covenants under the Facility as at June 30, 2015.

Contingencies
Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. Following the directive from the Superior Court, a final assessment by the Tax Court is expected in the second half of 2015. The Company estimates the impact of the Superior Court ruling will result in an additional tax expense of MXN 31.7 million (~USD $2.1 million) to MSCG for fiscal 2006 when the Tax Court rules on a final assessment. As of June 30, 2015, the Company estimates additional interest and penalties payable on overdue taxes by MSCG to be MXN 63.5 million (~USD $4.1 million). If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 22.6 million (~USD $1.5 million) on the MXN 31.7 million estimated tax assessment.

Included in the Company’s condensed consolidated interim financial statements, are net assets of $240, including $42 in cash, of MSCG. Following the Tax Courts rulings, MSCG plans to approach the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of June 30, 2015, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be conducted or decision made.

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Capital Requirements

Endeavour plans to invest $36.5 million on capital projects in 2015, including $30.0 million on mine development, infrastructure and exploration, $4.3 million on plant infrastructure, equipment and tailings and $2.2 million on miscellaneous items. The mine development capital is for accessing reserves for mining and replacing reserves by converting measured and indicated resources. Endeavour does not estimate reserves based on drill holes, only based on underground workings.

For 2015, the Company budgeted US$18.7 million at El Cubo, $4.9 million at Bolañitos, $12.5 million at Guanaceví and $0.4 million for corporate items, all of which will be covered by the Company’s anticipated 2015 cash flow.

Capital spending totalled $18.0 million in property, plant and equipment during the first half of 2015. $4.2 million was invested at Guanaceví, with $3.1 million spent on 2.0 kilometres of mine development and $1.1 million spent on the tailings dam and mine equipment. At Bolañitos, the Company invested $3.4 million on underground development of 3.1 kilometres to access the LL-Ascunción ore body, $0.6 million on tailings expansion and $0.1 million on mine equipment. At El Cubo, the Company invested $9.7 million, with $8.1 million on development of 6.3 kilometres underground and improving the ventilation system. An additional $1.1 million was spent on various equipment as the mine prepares to increase output to 2,200 tpd. The Company spent $0.2 million on corporate equipment. The Company entered in two lease agreement for equipment totaling an additional $0.7 million in capital asset additions, $0.4 million at Guanaceví and $0.3 million at El Cubo.

Contractual Obligations

The Company had the following contractual obligations at June 30, 2015:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Assets purchases	$149	$149	$-	$-	$-
Finance lease obligation	699	699	-	-	-
Operating lease	532	228	304		-
Revolving credit facility	25,000	25,000	-	-
Other Long-Term Liabilities	6,549	-	-	$2,863	3,686
Total	$32,929	$26,076	$304	$2,863	$3,686

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp. and Aztec Metals Corp., which are related party companies by virtue of having Bradford Cooke as a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The Company had a $154,000 net receivable related to administration costs outstanding as at June 30, 2015 (December 31, 2014 – $188,000).

During 2015, the Company was charged $67,000 (June 30, 2014 - $64,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As of June 30, 2015, the Company had a payable outstanding of $3,000 relating to these legal services (December 31, 2014 - $3,000).

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Financial Assets and Liabilities

As at June 30, 2015, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at June 30, 2015		As at December 31, 2014
		Estimated Fair		Estimated Fair
Expressed in thousands US dollars	Carrying value	value	Carrying value	value
Financial assets:
Cash and cash equivalents	$31,780	$31,780	$31,045	$31,045
Available for sale securities	1,446	1,446	786	786
Trade receivables	2,351	2,351	7,394	7,394
Other receivables	14,210	14,210	12,321	12,321
Total financial assets	$49,787	$49,787	$51,546	$51,546

Financial liabilities:
Accounts payable and accrued liabiities	$16,019	$16,019	$17,408	$17,408
Revolving credit facility	25,000	25,000	29,000	29,000
Total financial liabilities	$41,019	$41,019	$46,408	$46,408

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

As at June 30, 2015
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Financial assets:
Available for sale securities	$1,446	$1,446	$-	$-
Trade receivables	2,351	2,351	-	-
Total financial assets	$3,797	$3,797	$-	$-

Financial liabilities:
Revolving credit facility		25,000
Total financial liabilities	$-	$25,000	$-	$-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

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Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the revolving credit facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was approximately 3.2% . As at December 31, 2014, with other variables unchanged, a 10% increase in the LIBOR rate would be result in additional interest expense of $290,000.

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Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At December 31, 2014 there are 355,880 ounces of silver and 4,900 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at June 30, 2015, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.7 million.

Outstanding Share Data

As of August 4, 2015, the Company had the following securities issued and outstanding:

  101,976,901 common shares
  6,322,050 common shares issuable under stock options with a weighted average exercise price of CAN$3.80 per share expiring between June 29, 2016 and May 13, 2020.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

IAS 17, Leases
Assets held by the Company under leases that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are recognized in the statement of financial position and measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset (e.g. property, plant and equipment).

Assets held under other leases are classified as operating leases and are not recognized in the statement of financial position. Payments made under operating leases are recognized in the profit or loss as incurred over the term of the lease.

Changes in IFRS not yet adopted:

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

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IFRS 9, Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

See “Critical Accounting Estimates” in the Company’s annual MD&A for a detailed discussion of the areas in which critical accounting estimates are made.

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CONTROLS AND PROCEDURES

Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the first quarter of 2015, the Company enhanced its internal control system by implementing a policy to consult with a professional valuation company with experience and knowledge assessing the financial impact of any future impairments of long-lived assets. Other than the change described, there have been no other changes that occurred during the six month period ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.

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